UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-A

(Amendment No. )

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FOR REGISTRATION OR CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

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Vringo, Inc.

(Exact name of registrant as specified in its charter)

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Delaware (State of incorporation or organization)	001-34785 (Commission File Number)	20-4988129 (I.R.S. Employer Identification No.)

780 Third Avenue, 12th Floor, New York, NY 10017

(Address of Principal Executive Offices and Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be registered Preferred Stock Purchase Rights	Name of each exchange on which Each class is to be registered The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered

On March 18, 2016, the Board of Directors (the “Board”) of Vringo, Inc. (the “Company”) approved, and the Company entered into, a Section 382 Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, LLC (the “Rights Agent”). The Rights Agreement provides for a dividend of one preferred stock purchase right (a “Right”) for each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) outstanding on March 29, 2016 (the “Record Date”). Each Right entitles the holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), for a purchase price of $9.50 (the “Purchase Price”), subject to adjustment as provided in the Rights Agreement. The description and terms of the Rights are set forth in the Rights Agreement.

The Board adopted the Rights Agreement in an effort to protect shareholder value by attempting to protect against a possible limitation on the Company’s ability to use its net operating loss carryforwards (“NOLs”) and other tax benefits, which may be used to reduce potential future income tax obligations. The Company has experienced and continues to experience substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated thereunder, the Company may “carry forward” these NOLs and other tax benefits in certain circumstances to offset any current and future earnings and thus reduce the Company’s income tax liability, subject to certain requirements and restrictions. To the extent that the NOLs and other tax benefits do not otherwise become limited, the Company believes that it will be able to carry forward a significant amount of NOLs and other tax benefits, and therefore these NOLs and other tax benefits could be a substantial asset to the Company. However, if the Company experiences an “ownership change”, as defined in Section 382 of the Code, the Company’s ability to use its NOLs and other tax benefits will be substantially limited. Generally, an ownership change would occur if the Company’s shareholders who own, or are deemed to own, 5% or more of the Company’s Common Stock increase their collective ownership in the Company by more than 50% over a rolling three-year period.

The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement, a copy of which is filed herewith as Exhibit 4.1 and is incorporated herein by reference.

Effectiveness. The Rights Agreement became effective on March 18, 2016 (the “Effective Date”). Upon and following the Effective Date, Rights will be issued in respect of all outstanding shares of Common Stock on the Record Date, and for all shares of Common Stock that become outstanding after the Record Date and, subject to the next sentence, prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights or the Expiration Date (as defined below). Rights may be distributed with respect to shares of Common Stock that become outstanding after the Distribution Date only in certain limited circumstances as described in the Rights Agreement (such as the issuance of Common Stock pursuant to stock options, employee compensation or benefit plans and convertible securities).

Term. The Rights will expire on the earliest of (a) March 18, 2019, (b) March 18, 2017, if shareholder approval has not been obtained by or on such date, or (c) such earlier date as the NOLs and other tax benefits have expired or been exhausted, unless earlier redeemed or exchanged by the Company as provided below, as more fully set forth in the Rights Agreement.

Exercisability. Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of the following dates (such date, the “Distribution Date”):

•	on the tenth calendar day after such date that the Company learns that (a) a person or group beneficially owns (as defined in the Rights Agreement) 4.99% or more of the outstanding Common Stock or (b) a Grandfathered Person (as defined below) has exceeded its Grandfathered Percentage (as defined below) by 0.5% of the outstanding shares of Common Stock (any person or group specified in this bullet point, an “Acquiring Person”); and

•	such date, if any, as may be designated by the Board following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Stock which could result in a person or group becoming an Acquiring Person.

Grandfathered Persons. Any person or group (a “Grandfathered Person”), that beneficially owned (as disclosed in public filings) 4.99% or more of the outstanding common stock as of March 18, 2016 (such percentage, the “Grandfathered Percentage”), will not be deemed an Acquiring Person, so long as such person or group does not exceed its Grandfathered Percentage by 0.5% of the outstanding shares of Common Stock.

If a Grandfathered Person sells or otherwise disposes of its Common Stock, its Grandfathered Percentage will be the lesser of (a) its Grandfathered Percentage immediately prior to the sale or other disposition or (b) the percentage of common stock beneficially owned by the Grandfathered Person immediately following the sale or other disposition.

If at any time a Grandfathered Person beneficially owns less than 4.99% of the outstanding shares of Common Stock it will cease to be a Grandfathered Person under the Rights Agreement.

Exempt Persons and Exempt Transactions. Prior to someone become an Acquiring Person, the Board can determine that any person or group which would otherwise be an Acquiring Person can be exempted from becoming an Acquiring Person or any transaction that would result in someone becoming an Acquiring Person, can be exempted in determining whether someone has become an Acquiring Person. After someone has become an Acquiring Person, the Board’s ability to grant an exemption is generally limited to circumstances where a person or group has inadvertently become an Acquiring Person. Before granting an exemption, the Board may require that a person or group make certain representations, undertakings or covenants.

Rights Certificates and Detachability. Prior to the Distribution Date, the Rights will be evidenced by the certificates for shares of Common Stock, and the Rights will be transferable only with the related Common Stock (or, in the case of uncertificated Common Stock, the applicable record of ownership) and will be automatically transferred with any transfer of the related Common Stock. After the Distribution Date, the Rights will “detach” from the Common Stock and will be separately transferable.

Terms of Preferred Stock. The terms of the Preferred Stock issuable upon exercise of the Rights are designed so that each 1/1,000th of a share of Preferred Stock is the economic and voting equivalent of one whole share of Common Stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights.

Dilution Adjustments. The amount of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board in the event of any change in the Common Stock or Preferred Stock, whether by reason of stock dividends, stock splits, reclassifications, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock, Preferred Stock or otherwise.

The Flip-In Provision. At such time as the Company learns that a person or group has become an Acquiring Person, the holder of each Right will thereafter have the right to receive, upon exercise of the Right and the payment of the Purchase Price, that number of 1/1,000ths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of the applicable triggering transaction would have a market value of twice the Purchase Price. However, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void and will result in significant dilution to the Acquiring Person.

The Flip-Over Provision. In the event the Company is acquired in a merger or other business combination by an Acquiring Person, or 50% or more of the Company’s assets are sold to an Acquiring Person, each Right will entitle its holder to purchase common shares in the surviving entity at 50% of the market price (subject to exceptions if the surviving entity does not have common shares registered under the Securities Exchange Act of 1934, including circumstances in which the surviving entity has common shares that publicly trade outside the United States, as further described in the Rights Agreement). As with the “flip-in” provision, any Rights that are or previously were beneficially owned by an Acquiring Person will become null and void.

Exchange. After such time as the Company learns that a person or group has become an Acquiring Person, the Board may elect to exchange each Right (other than any Rights that are or previously were beneficially owned by an Acquiring Person, which will become null and void) for consideration per Right consisting of one-half of the Preferred Stock (or fractions thereof) that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or an equivalent value comprised of cash, shares of Common Stock, shares of Preferred Stock, other securities or any combination thereof).

Redemption. The Rights are redeemable by the Board at a redemption price of $0.01 per Right (the “Redemption Price”) any time prior to the earlier of (i) such time as the Company learns that a person or group has become an Acquiring Person and (ii) the Expiration Date. Immediately upon the action of the Board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment. At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which a Distribution Date shall occur, the amount of the Purchase Price, the definition of Acquiring Person or the time during which the Rights may be redeemed), except that no supplement or amendment may be made which reduces the Redemption Price of the Rights.

Item 2.	Exhibits

Exhibit No.	Description

3.1	Certificate of Designation of Series C Junior Participating Preferred Stock.

4.1	Section 382 Rights Agreement, dated as of March 18, 2016, between Vringo, Inc. and American Stock Transfer & Trust Company, LLC, which includes the Form of Certificate of Designation of Series C Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Stock as Exhibit C.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

VRINGO, INC.

Date: March 21, 2016	By: /s/ Andrew D. Perlman
	Name:	Andrew D. Perlman
	Title:	Chief Executive Officer